UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

+972-9- 7996183

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As previously disclosed, NeuroSense Therapeutics Ltd. (the “Company”) had received a notice on June 21, 2024, indicating that it had not regained compliance with Nasdaq's Listing Rule 5550(b) due to the Company’s stockholders’ equity falling below the required minimum of $2,500,000. The Company promptly requested a hearing before the Panel, which was held on August 1, 2024, where it presented a comprehensive plan to regain compliance.

On August 25, 2024, the Company received a written notice from The Nasdaq Stock Market (“Nasdaq”), stating that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request for an exception to continue its listing on the Nasdaq Capital Market until October 31, 2024. This extension allows the Company additional time to demonstrate compliance with Listing Rule 5550 and meet the required conditions.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-269306 and 333-260338) and Form S-8 (File No. 333-262480), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: August 26, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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